Exhibit 99.1

LakeShore Biopharma Announces Receipt of a Revised Preliminary Non-Binding Proposal to Acquire the Company and Formation of Special Committee

BEIJING, August 28, 2025 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that its board of directors (the “Board”) has received a revised preliminary non-binding proposal letter (the “Revised Proposal Letter”), dated August 26, 2025, from a consortium (the “Consortium”) comprised of Oceanpine Investment Fund II LP and Oceanpine Capital Inc. (together, “Oceanpine Capital”), and Crystal Peak Investment Inc. to acquire all of the outstanding ordinary shares, par value US$0.0002 per share, of the Company (the “Ordinary Shares”) that are not currently owned by the Consortium in an all-cash transaction for US$0.86 per Ordinary Share, which remains unchanged from the original proposal (the “Proposed Transaction”).

This Revised Proposal Letter revises the preliminary non-binding proposal letter dated August 18, 2025, previously received from Oceanpine Capital. A copy of the Revised Proposal Letter is attached hereto as Exhibit A.

According to the Revised Proposal Letter, the members of the Consortium, who currently beneficially own in aggregate approximately 52.1% of the Company’s issued and outstanding Ordinary Shares, have entered into a consortium agreement and have agreed to vote all of their shares in favor of the Proposed Transaction. They also do not intend to sell their shares to any third party or support any competing bid while remaining members of the Consortium.

The Company today also announced that the Board has formed a special committee consisting of its three independent directors, Adam Zhao, Thomas Xue and Chunyang Shao, to evaluate and consider the Revised Proposal Letter and the Proposed Transaction. Mr. Adam Zhao will chair the special committee.

The Company cautions its shareholders and others considering trading in its securities that the Board has just received the Revised Proposal Letter and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit please visit https://investors.lakeshorebio.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Board’s evaluation of the Proposal Letter and the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and other risks described in documents subsequently filed by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com

Exhibit A

Revised Non-Binding Proposal

August 26, 2025

The Board of Directors (the “Board”)

LakeShore Biopharma Co., Ltd

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, 102629

People’s Republic of China

Dear members of the Board:

On August 18, 2025, Oceanpine Investment Fund II LP and Oceanpine Capital Inc. (collectively, “Oceanpine Capital”) made a preliminary non-binding proposal (the “Original Proposal”) to acquire all outstanding ordinary shares of a par value of US$0.0002 each (the “Ordinary Shares”) of LakeShore Biopharma Co., Ltd (the “Company”) not owned by them, in an all cash transaction.

We are pleased to submit this revised proposal (the “Revised Proposal”) to inform the Board that (i) Oceanpine Investment Fund II LP; (ii) Oceanpine Capital Inc.; and (iii) Crystal Peak Investment Inc. (collectively, “we”, “our” or “us”) have formed a buyer consortium (the “Consortium”) and, as the initial members of the Consortium, have agreed to work exclusively with each other to acquire all outstanding Ordinary Shares of the Company not owned by us, in an all cash transaction (the “Proposed Transaction”).

We currently own in aggregate approximately 52.1% of all the issued and outstanding Ordinary Shares of the Company, representing the same percentage of the aggregate voting power of the Company. We agree that the Board should form a special committee of independent and disinterested directors (the “Special Committee”) to consider our Revised Proposal and make a recommendation to the Board. We further agree that the Special Committee shall retain its own independent legal and financial advisors to assist in its review of our Proposed Transaction.

None of the Company’s directors who are affiliated with us will participate in the evaluation of our Revised Proposal by the Company, the Special Committee or Special Committee’s advisors.

Except as otherwise stated herein, we confirm that all of the key terms as set forth in the Original Proposal remain unchanged. We intend to fund the Proposed Transaction with equity capital from us in the form of rollover equity in the Company and cash contribution by Oceanpine Capital or its affiliates. Accordingly, our Proposed Transaction would not be subject to any uncertainty or delay with respect to any debt financing nor a financing condition.

In considering our Revised Proposal, you should be aware that we, as the initial members of the Consortium, have entered into a consortium agreement dated as of the date hereof, pursuant to which we have agreed to vote all of the Ordinary Shares of the Company beneficially owned by us in favor of the Proposed Transaction and do not intend to sell our Ordinary Shares of the Company to any third party or support any competing bid to our Revised Proposal while remaining as members of the Consortium.

Given our knowledge of the Company, we remain committed to completing the Proposed Transaction in an expedited manner by promptly engaging in discussions with the Special Committee and its advisors to negotiate and finalize the definitive documentation relating to the Proposed Transaction, so as to expedite the process of delivering value to the Company’s shareholders.

Due to our obligations under the securities laws, we intend to timely file one or more Schedule 13D or Schedule 13D amendment(s) with the Securities and Exchange Commission to disclose this Revised Proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive documentation relating to the Proposed Transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We look forward to hearing from you and working expeditiously with you towards the completion of a successful transaction.

[Signatures page follows]

Sincerely,

Oceanpine Investment Fund II LP

By:	/s/ Dave Liguang Chenn
Name:	Dave Liguang Chenn
Title:	Director

Oceanpine Capital Inc.

By:	/s/ Yang Jiayu
Name:	Yang Jiayu
Title:	Director

Crystal Peak Investment Inc.

By:	/s/ Xue Huaqin
Name:	Xue Huaqin
Title:	Director